UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 6 May 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Media Release
OPERATIONAL UPDATE
FOR THE QUARTER ENDED 31 MARCH 2021

SALIENT FEATURES
STATEMENT BY NEWLY APPOINTED CEO OF GOLD
FIELDS, CHRIS GRIFFITH
Being in the seat for 36 days, confirmed my expectations that Gold
Fields is well on its way to being a global leader in sustainable gold mining. The deliberate strategy of moving away from labour-
intensive, conventional mining to focus on mechanised open pit and underground operations, with majority international exposure, has served the company well. In addition, the reinvestment
programme over the past four years has placed Gold Fields in a position where it can maintain and even grow its production profile over the next decade. Salares Norte is indeed a world class project and delivering the project on time and on budget is one of the key focus areas in the coming years. Our ESG work continues to evolve and we remain on track to provide more definitive targets for our key ESG priorities by year-end.
It is with deep sadness that within my first month of being at Gold
Fields, we lost a colleague at our South Deep mine in a mining incident. Vumile Mgcine (46), a shaft timberman, succumbed from injuries sustained while attempting to unblock a chute outlet on an underground conveyor belt. There is no more tragic reminder of the overriding importance of safety at our mines than the death of a colleague. My heartfelt condolences go out to Vumile’s family, friends and colleagues.
Notwithstanding the impact of COVID-19 on Q1 2021 (particularly impacting Cerro Corona and South Deep), Group attributable
equivalent gold production was 541koz, largely flat YoY (down
9% QoQ). Group production remains on track to deliver the
guidance provided in February 2021. Group AISC for the quarter was US$1,078/oz, up 11% QoQ and YoY. AIC for the Group
was US$1,249/oz, 18% higher YoY (up 12% QoQ) as capital
expenditure at Salares Norte starts to ramp up. Net debt at the end of the quarter was US$1,224m, compared to US$1,069m at
the end of December 2020, primarily driven by the payment of the final dividend of US$190m. The net debt to EBITDA at the end of the quarter was 0.59x, largely unchanged QoQ. The balance sheet remains in a strong position.
COVID-19
Since we last reported our COVID-19 statistics, two further
colleagues have passed as a result of their COVID-19 infections.
This brings the total for Gold Fields to 11 employees and
contractors. These are tragic losses and our heartfelt condolences go out to the family members, friends and colleagues of these men. So far we have had a total of 3,457 positive cases in the
Group, of which 62 were active as at 2 May 2021 with seven
receiving care in hospitals. There have been no cases to date at our Australian mines.
JOHANNESBURG, 6 MAY 2021: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended
31 March 2021. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.
US$1,249
PER OUNCE OF
ALL-IN COST
541,000
OUNCES OF
ATTRIBUTABLE GOLD
PRODUCTION

Gold Fields Operational Update
March Quarter
2021
2
The table below provides an overview of the number of
COVID-19 infections at our mines to date, as well as recovery rates and other data.
COVID-19 report (as at 2 May 2021)
Total
Tested
95,735
Positive
3,457
Negative
92,152
Awaiting results
126
Active cases
62
Hospitalised
7
Recovered
3,384
Died
11
* Note: “Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures.
Numbers exclude Asanko/Galiano.
During 2020 our operations spent approximately US$30m
on COVID-19 related initiatives and interventions such as
specialised camp accommodation, testing equipment and
facilities, additional labour costs and transport facilities. A further US$3m was spent on donations to assist governments
and communities in their fight against the pandemic. In Q1 this year the respective figures were US$6.3m and US$280,000.
Our operations are also starting to work closely with their
respective governments on the rollout of vaccines, not just
to employees and contractors, but also to communities. In
the countries that we operate, mining has been classified as an essential service which means that our employees will be
among the earlier groups to receive vaccinations.
Q1 2021 operational performance
The Australian region produced 236koz at AIC of A$1,529/oz
(US$1,181/oz) and AISC of A$1,442/oz (US$1,115/oz). Our
mines in Ghana produced 221koz (including 45% of Asanko) at
AIC of US$1,078/oz and AISC of US$1,038/oz.
Production at Cerro Corona in Peru was impacted by unusually high rainfall during the March quarter, with the mine producing
46koz (gold equivalent) at AIC of US$1,160 per gold equivalent ounce and AISC of US$1,067 per gold equivalent ounce.
Despite the second wave of COVID-19 that affected South Africa during December 2020 and the early parts of 2021, production at South Deep was only marginally lower YoY. The mine
produced 60koz during the first quarter at AIC of R694,685/kg
(US$1,444/oz) and AISC of R667,614/kg (US$1,388/oz).
Encouragingly, productivity trends continued to improve
across key leading indicators during the quarter, with stoping productivity being the focus area for improvement over the
remainder of the year.
Update on Salares Norte
Salares Norte maintained its positive momentum and
continued to track ahead of the project schedule during Q1
2021. US$86.9m was spent on the project during the quarter,
comprising US$58.6m in capex, US$7.6m in exploration, a
US$27.6m investment in working capital and a credit of US$9.7m from the realised portion of the FX hedge. Encouragingly, the detailed engineering was completed in January. Pre-stripping of the Brecha Principal pit started on 6 January 2021 and
volumes continued to track ahead of schedule during the
quarter. All other key activities continue to track ahead of plan.
For a detailed update on the project refer to page 9.
ESG
At the end of March we released a suite of reports under the umbrella of the Integrated Annual Report (IAR). These include the IAR itself, the Annual Financial Report (including our
Governance Report) and the Mineral Resource and Reserve
supplement. This was followed up at the end of April with a suite of ESG reports, namely our 2020 Report to Stakeholders, the
GRI Content Index and the 2020 Climate Change Report, the
latter produced in line with the recommendations of the Task
Force on Climate-related Financial Disclosure (TCFD). We also launched the online version of the IAR and a portal detailing our work on Tailings Storage Facilities (TSF) on our website.
Gold Fields was one of 380 companies globally included in
the 2021 Bloomberg Gender-Equality Index (GEI), the third
consecutive year it achieved this. Companies in the GEI are
recognised for their efforts in achieving workplace gender
equality and their disclosure of key gender equality metrics.
This is the third year in a row that Gold Fields has been listed in the GEI, which measures gender policies across five pillars:
female leadership and talent pipeline, equal pay and gender
pay parity, inclusive culture, sexual harassment policies, and pro-women brand.
South Deep Solar Plant
The Gold Fields Board this week gave the green light for the construction of a 40MW solar plant at the South Deep mine
in South Africa. This follows the granting of a licence by the
National Energy Regulator of South Africa on 25 February
2021. The 40MW solar plant will generate over 20% of the
average electricity consumption of the mine. It will comprise
116,000 solar panels and cover a 118ha area roughly the
size of 200 soccer fields and will be on mine property. The
estimated capital investment for the plant is R660m, including contingencies, but the use of self-generated, renewable energy will translate into savings of around R120m on the cost of
electricity a year. South Deep is currently finalising procurement strategies and contractor criteria for the construction of the plant, which will begin during Q2 2021. The plant is expected to be commissioned during Q2 2022.
The South Deep solar plant is the latest step in our renewable energy journey and follows the plants that are in operation at
Agnew and Granny Smith as well as the plans for solar plants at Gruyere and Salares Norte.
FY 2021 guidance unchanged
As previously guided, 2021 is a high capital expenditure year for Gold Fields (US$1.177bn). Two additional projects were
approved post quarter end:
•   the development of the Huni Pit at Damang, which adds
incremental production to the project and provides flexibility on the mining front, at a cost of US$43m, with approximately
US$15m to be incurred in 2021; and
•   the solar plant at South Deep, with R318m (US$21m) capex
being incurred in 2021.
Despite this additional expenditure, we maintain our cost
guidance provided in February 2021. For 2021, attributable
gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between US$1,020/oz
and US$1,060/oz, with AIC expected to be US$1,310/oz to
US$1,350/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to
US$1,130/oz. The exchange rates used for our 2021 guidance
are: R/US$15.50 and US$/A$0.75.
Group production guidance also remains unchanged, however
two mines within the group have been impacted by COVID-19
during Q1 2021. As a result, production at South Deep is
expected to be 300kg (9.3koz) lower at 8,700kg (280.0koz).
Gold production at Cerro Corona is expected to be 20koz lower at 110koz, with copper production remaining at similar levels.
However, the higher copper price has more than offset this
impact on a gold equivalent ounce basis. Consequently, Group guidance remains intact.
Chris Griffith
Chief Executive Officer
6 May 2021

Gold Fields Operational Update
March Quarter
2021
3
Key statistics

United States Dollars
Quarter
Figures in millions unless otherwise stated
March
2021
December
2020
March
2020
Gold produced*
oz (000)
541
593
537
Tonnes milled/treated
000
10,378
10,700
10,346
Revenue (excluding Asanko)
US$/oz
1,778
1,866
1,561
Cost of sales before gold inventory change and amortisation
and depreciation (excluding Asanko)
US$/tonne
43
40
39
All-in sustaining costs
US$/oz
1,078
971
975
Total all-in cost
US$/oz
1,249
1,113
1,060
Net debt
US$m
1,224
1,069
1,260
Net debt (excluding lease liabilities)
US$m
788
640
957
Net debt to EBITDA ratio
US$m
0.59
0.56
0.94
* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
At 31 March 2021, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV
(50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 4% of Group production.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE 3 MONTHS ENDED 31 MARCH 2021
Number of shares in issue
NYSE – (GFI)
– at end March 2021
887,564,061
Range – Quarter
US$8.16 – US$10.52
– average for the quarter
886,139,691
Average volume – Quarter
6,863,946 shares/day
Free float
100 per cent
JSE LIMITED – (GFI)
ADR ratio
1:1
Range – Quarter
ZAR121.93 – ZAR158.79
Bloomberg/Reuters
GFISJ/GFLJ.J
Average volume – Quarter
3,397,964 shares/day

Salient features and cost benchmarks
United States Dollars
Figures are in millions
unless otherwise stated
Total
Mine
operations
including
equity
accounted
Joint
Venture
Total
Mine
operations
excluding
equity
accounted
Joint
Venture
South
African
Region
West Africa
Region
South
America
Region
Ghana Peru
South
Deep Total Tarkwa Damang
Asanko*
45%
Cerro
Corona
Operating Results
Ore milled/treated
(000 tonnes)
March 2021
10,378
9,728
707
5,269
3,436
1,183
650
1,635
Dec 2020 10,700 10,053 741 5,304 3,452 1,205 647 1,680
March 2020 10,346 9,716 546 5,259 3,479 1,150 630 1,675
Yield (grams per tonne)
March 2021
1.7
1.7
2.6
1.3
1.1
1.9
1.3
0.9
Dec 2020 1.8 1.8 2.6 1.3 1.1 1.9 1.4 0.9
March 2020 1.7 1.7 3.5 1.1 1.1 1.0 1.5 1.2
Gold produced
(000 managed
equivalent ounces)
March 2021
562.9
535.9
59.7
221.1
122.5
71.7
27.0
46.4
Dec 2020 613.0 583.4 61.5 230.1 127.2 73.3 29.5 47.9
March 2020 553.8 523.9 60.6 193.9 127.1 36.9 29.8 62.3
Gold produced
(000 attributable
equivalent ounces)
March 2021
541.3
514.3
57.6
201.8
110.3
64.5
27.0
46.2
Dec 2020 592.6 563.1 61.5 210.0 114.5 66.0 29.5 47.7
March 2020 536.9 507.1 60.6 177.4 114.4 33.2 29.8 62.0
Gold sold (000 managed
equivalent ounces)
March 2021
558.1
529.7
57.2
222.5
122.5
71.7
28.3
52.6
Dec 2020 625.7 598.4 63.2 227.9 127.2 73.3 27.3 51.9
March 2020 551.1 520.6 58.0 194.6 127.1 36.9 30.5 60.4
Cost of sales before
amortisation and
depreciation (million)
March 2021
(433.1)
(406.2)
(70.2)
(138.9)
(73.2)
(38.8)
(26.9)
(49.9)
Dec 2020 (405.8) (384.3) (67.0) (118.6) (57.2) (40.0) (21.4) (47.6)
March 2020 (409.3) (389.3) (61.9) (159.6) (82.6) (57.0) (20.1) (34.0)
Cost of sales before
gold inventory change
and amortisation and
depreciation (dollar
per tonne)
March 2021
43
43
101
30
21
45
45
25
Dec 2020 40 40 91 29 19 50 43 26
March 2020 40 39 114 30 24 40 42 25
Sustaining capital
(million)
March 2021
(113.2)
(111.5)
(8.3)
(55.0)
(50.7)
(2.6)
(1.7)
&
(2.2)
Dec 2020 (128.2) (123.8) (22.1) (47.4) (38.2) (4.9) (4.4)
&
(9.6)
March 2020 (76.0) (75.2) (7.5) (31.2) (28.7) (1.6) (0.8)
&
(4.5)
Non-sustaining capital
(million)
March 2021
(28.8)
(25.4)
(3.2)
(5.9)
—
(2.5)
(3.4)
(4.6)
Dec 2020 (24.3) (18.7) (3.2) (5.6) — — (5.6) (8.4)
March 2020 (23.5) (22.0) (0.5) (4.2) — (2.6) (1.6) (7.1)
Total capital expenditure
(million)
March 2021
(142)
(136.9)
(11.5)
(60.9)
(50.7)
(5.1)
(5.1)
(6.8)
Dec 2020 (152.5) (142.5) (25.3) (53.0) (38.2) (4.9) (10.0) (18.0)
March 2020 (99.5) (97.2) (8.0) (35.4) (28.7) (4.2) (2.4) (11.6)
All-in-sustaining costs
(dollar per ounce)
March 2021
1,071
1,066
1,388
1,038
1,190
733
1,158
136
Dec 2020 964 954 1,443 962 996 824 1,174 513
March 2020 968 978 1,227 1,105 994 1,734 805 446
Total all-in-cost
(dollar per ounce)
March 2021
1,132
1,121
1,444
1,078
1,190
791
1,323
358
Dec 2020 1,007 988 1,494 991 996 824 1,418 834
March 2020 1,015 1,023 1,236 1,130 994 1,804 881 647
Average exchange rates were US$1 = R14.96, US$1 = R15.61 and US$1 = R15.03 for the March 2021, December 2020 and March 2020 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.77, A$1 = US$0.73 and A$1 = US$0.67 for the March 2021, December 2020 and March 2020 quarters, respectively.
Figures may not add as they are rounded independently.
* Equity accounted Joint Venture.
& Includes Gold Fields 45% share of deferred stripping of US$1.1m and US$3.3m (100% basis US$2.4m and US$7.3m) for the March 2021 and December 2020 quarters, respectively.
4
Gold Fields Operational Update
March Quarter
2021

Salient features and cost benchmarks continued
United States Dollars
Australian Dollars
South
African
Rand
Figures are in millions
unless otherwise stated
Australia
Region
Australia
Region
South
Africa
Region
Australia
Australia
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating Results
Ore milled/treated
(000 tonnes)
March 2021
2,767
1,027
297
385
1,058
2,767
1,027
297
385
1,058
707
Dec 2020 2,974 1,180 324 417 1,053 2,974 1,180 324 417 1,053 741
March 2020 2,867 1,154 322 429 963 2,867 1,154 322 429 963 546
Yield (grams per tonne)
March 2021
2.6
2.8
5.3
4.7
1.0
2.6
2.8
5.3
4.7
1.0
2.6
Dec 2020 2.9 2.8 6.3 5.0 1.0 2.9 2.8 6.3 5.0 1.0 2.6
March 2020 2.6 2.5 4.6 4.8 1.0 2.6 2.5 4.6 4.8 1.0 3.5
Gold produced (000 managed
equivalent ounces)
March 2021
235.7
94.0
50.9
57.6
33.1
235.7
94.0
50.9
57.6
33.1
1,858
Dec 2020 273.4 106.4 65.3 66.4 35.4 273.4 106.4 65.3 66.4 35.4 1,914
March 2020 236.9 93.1 47.4 66.6 29.8 236.9 93.1 47.4 66.6 29.8 1,885
Gold produced (000 attributable
equivalent ounces)
March 2021
235.7
94.0
50.9
57.6
33.1
235.7
94.0
50.9
57.6
33.1
1,792
Dec 2020
273.4
106.4
65.3
66.4
35.4
273.4
106.4
65.3
66.4
35.4
1,914
March 2020 236.9 93.1 47.4 66.6 29.8 236.9 93.1 47.4 66.6 29.8 1,885
Gold sold (000 managed
equivalent ounces)
March 2021
225.8
88.6
47.9
57.1
32.2
225.8
88.6
47.9
57.1
32.2
1,778
Dec 2020 282.8 109.8 69.6 68.8 34.6 282.8 109.8 69.6 68.8 34.6 1,965
March 2020 238.1 93.3 48.3 66.6 29.9 238.1 93.3 48.3 66.6 29.9 1,803
Cost of sales before
amortisation and depreciation
(million)
March 2021
(174.1)
(65.8)
(42.5)
(47.5)
(18.3)
(225.3)
(85.2)
(55.0)
(61.4)
(23.7)
(1,049.9)
Dec 2020 (172.6) (62.3) (43.2) (47.3) (19.9) (237.6) (85.6) (59.3) (65.3) (27.3) (1,055.4)
March 2020 (153.8) (60.2) (37.0) (39.4) (17.2) (231.1) (90.4) (55.6) (59.2) (25.9) (930.7)
Cost of sales before gold
inventory change and
amortisation and depreciation
(dollar per tonne)
March 2021
64
61
142
127
21
82
79
184
164
27
1,505
Dec 2020 55 49 123 111 18 75 67 168 152 25 1,429
March 2020
52 48 114 93 19 79 72 172 140 28 1,718
Sustaining capital (million)
March 2021
(47.7)
(17.4)
(10.8)
(8.6)
(10.9)
(61.8)
(22.6)
(13.9)
(11.1)
(14.1)
(124.0)
Dec 2020 (49.1) (17.2) (9.7) (13.7) (8.4) (67.6) (23.7) (13.2) (18.9) (11.7) (357.1)
March 2020 (32.8) (16.5) (8.8) (5.1) (2.4) (49.4) (24.8) (13.2) (7.7) (3.7) (112.7)
Non-sustaining capital (million)
March 2021
(15.1)
(2.8)
(6.2)
(6.0)
(0.1)
(19.5)
(3.6)
(8.0)
(7.8)
(0.1)
(48.1)
Dec 2020 (7.1) (3.0) (1.0) (2.7) (0.4) (9.3) (4.1) (1.2) (3.4) (0.6) (52.3)
March 2020 (11.7) (1.5) (2.0) (8.0) (0.2) (17.6) (2.3) (3.1) (12.0) (0.2) (7.7)
Total capital expenditure
(million)
March 2021
(62.8)
(20.2)
(17.0)
(14.6)
(11.0)
(81.3)
(26.2)
(21.9)
(18.9)
(14.2)
(172.1)
Dec 2020 (56.2) (20.2) (10.7) (16.4) (8.8) (76.9) (27.8) (14.4) (22.3) (12.3) (409.4)
March 2020 (44.5) (18.0) (10.8) (13.1) (2.6) (67.0) (27.1) (16.3) (19.7) (3.9) (120.4)
All-in-sustaining costs
(dollar per ounce)
March 2021
1,115
1,027
1,271
1,145
1,068
1,442
1,329
1,645
1,482
1,382
667,614
Dec 2020 903 816 893 1,023 960 1,243 1,123 1,226 1,413 1,324 734,814
March 2020 876 891 1,047 770 785 1,316 1,339 1,574 1,157 1,180 592,925
Total all-in-cost
(dollar per ounce)
March 2021
1,181
1,058
1,400
1,250
1,070
1,529
1,370
1,812
1,618
1,385
694,685
Dec 2020 928 843 907 1,062 971 1,276 1,160 1,244 1,463 1,340 761,455
March 2020 925 907 1,090 890 791 1,390 1,364 1,637 1,338 1,188 597,181
Average exchange rates were US$1 = R14.96, US$1 = R15.61 and US$1 = R15.03 for the March 2021, December 2020 and March 2020 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.77, A$1 = US$0.73 and A$1 = US$0.67 for the March 2021, December 2020 and March 2020 quarters, respectively.
Figures may not add as they are rounded independently.
5
Gold Fields Operational Update
March Quarter
2021

Gold Fields Operational Update
March Quarter
2021
6
Non-sustaining capital
expenditure
Rm
US$m
Total capital expenditure
Rm
US$m
52.3
(8)%
3.2
—%
409.4
(58)%
25.4
(55)%
48.1
3.2
172.2
11.5
Review of Operations
Quarter ended 31 March 2021 compared with quarter
ended 31 December 2020
Figures may not add as they are rounded independently
South Africa region
South Deep
Gold production decreased by 3% to 1,858kg (59,700oz) in the March quarter from 1,914kg (61,500oz) in the December quarter as a result of lower tonnes milled, partially offset by a marginally higher total yield.
Gold mined increased by 2% to 1,948kg (62,600oz) in the March quarter from 1,915kg (61,600oz) in the December quarter largely influenced by the increase in destress and reef access development.
Reef yield decreased by 13% to 5.03g/t in the March quarter from
5.76g/t in the December quarter in line with the reduction in broken grade, which reduced by 11%, as lower grade stopes were mined and increased development and destress, while backfill decreased quarter-
on-quarter by 38% to 42,803m³ in the March quarter from 68,821m³ in the December quarter due to stope unavailability as there was active mining in line with increased stoping volumes.
All-in cost decreased by 9% to R694,685/kg (US$1,444/oz) in the
March quarter from R761,455/kg (US$1,494/oz) in the December quarter mainly driven by lower capital expenditure in the current quarter compared to the December quarter, partially offset by the decrease in gold sold in the current quarter.
Sustaining capital expenditure decreased by 65% to R124.0m
(US$8.3m) in the March quarter from R357.1m (US$22.1m) in the
December quarter mainly due to lower expenditure on fleet and infrastructure change-outs in the current quarter. In addition, the reef
g/t
5.03
5.76
(13)%
Metallurgical Plant fence, main entrance to Twin Shaft and on-site
Surface yield
g/t
0.11
0.13
(18)%
power generation projects are near completion with the major portion
Total yield
g/t
2.63
2.58
2%
of these projects completed in the previous quarter resulting in lower
Gold produced
kg
1,858
1,914
(3)%
spend in the current quarter.
000’oz
59.7
61.5
(3)%
Non-sustaining capital expenditure decreased by 8% to R48.1m
Gold sold
kg
1,778
1,965
(9)%
(US$3.2m) in the March quarter from R52.3m (US$3.2m) in the
000’oz
57.2
63.2
(9)%
December quarter mainly due to decreased expenditure on new mine development activities.

were indeterminable. As a result of the impact of the second wave of COVID-19 on the operation during the March quarter it became necessary to update the 2021 guidance for South Deep to the following:
Sustaining capital
expenditure
Rm
124.0
357.1
(65)%
•   Gold produced – 8,700kg (280,000oz), original guidance 9,000kg
(289,300oz);
US$m
8.3
22.1
(63)%
•   Sustaining capital expenditure – R1,219m (US$82m) including the

South Deep continued to show positive traction on a number of key performance indicators during the March quarter including activities such as total tonnes mined, destress m², development metres and secondary support, notwithstanding the negative impact of the second wave of COVID-19 on the operation during the quarter.
solar plant, original guidance R889m (US$57m);
•   All-in sustaining costs – R672 000/kg (US$1,410/oz), original guidance R620,000/kg (US$1,240/oz); and
•   Total all-in cost – R712 000/kg (US$1,495/oz), original guidance
R660,000/kg (US$1,320/oz).
The remainder of the guidance numbers remain unchanged.
The potential risk of further disruptions due to COVID-19 for the remainder of the year have not been factored into the revised guidance.

000
Ore mined
tonnes
000
Waste mined
tonnes
000
March
2021
346
39
    Dec
  2020
           %
Variance
304
14%
45
(13)%
treated.
Underground tonnes milled increased by 7% to 388kt in the March quarter from 361kt in the December quarter due to increased volumes mined from stopes and destress. Surface ore tonnes milled decreased by 16% to 318kt in the March quarter from 380kt in the December quarter in line with reduced backfill requirements. As a result of the lower surface tonnes and higher underground tonnes processed, the
Total tonnes
tonnes
385
349
10%
total yield increased by 2% quarter-on-quarter.
Grade mined –
underground reef
g/t
5.63
6.30
(11)%
Development increased by 7% to 1,086 metres in the March quarter from 1,012 metres in the December quarter and destress increased by
Grade mined –
underground total
g/t
5.06
5.49
(8)%
20% to 12,032m
2
in the March quarter from 10,054m
2
in the December
quarter. The increase in development and destress will set the mine up
Gold mined
kg
1,948
1,915
2%
for the projected production ramp-up in the coming months.
000’oz
62.6
61.6
2%
Secondary support increased by 9% to 2,821 metres in the March
Destress
m
2
12,032
10,054
20%
quarter from 2,577 metres in the December quarter which is in line with
AISC – revised
interpretation guidance
Revised guidance
(WGC November 2018)
R/kg
667,614
734,814
(9)%
At the time of providing the original guidance in February 2021 it was
US$/oz
1,388
1,443
(4)%
stated that guidance excludes any impacts due to COVID-19 as these
AIC
R/kg
694,685
761,455
(9)%
US$/oz
1,444
1,494
(3)%
Development
m
1,086
1,012
7%
Secondary support
m
2,821
2,577
9%
Backfill
m
3
42,803
68,821
(38)%
Ore milled –
underground
000
tonnes
362
324
12%
Ore milled –
underground waste
000
tonnes
26
37
(30)%
000
Ore milled – surface
tonnes
318
380
(16)%
Total tonnes milled
000
tonnes
707
741
(5)%
Yield – underground

Gold Fields Operational Update
March Quarter
2021
7
West Africa region
Ghana
Tarkwa
March
    Dec
  2020
           %
Variance
2021
000
Ore mined
tonnes
2,405
2,922
(18)%
000
Waste (Capital)
tonnes
12,859
14,016
(8)%
000
Waste (Operational)
tonnes
6,132
4,938
24%
000
Total waste mined
tonnes
18,991
18,954
—%
000
Total tonnes mined
tonnes
21,397
21,876
(2)%
Strip ratio
waste/ore
7.9
6.5
22%
Grade mined
g/t
1.46
1.54
(5)%
Gold mined
000’oz
112.6
144.6
(22)%
000
Tonnes milled
tonnes
3,436
3,452
—%
Yield
g/t
1.11
1.15
(3)%
Gold produced
000’oz
122.5
127.2
(4)%
Gold sold
000’oz
122.5
127.2
(4)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
1,190
996
19%
AIC
US$/oz
1,190
996
19%
Sustaining capital
expenditure
US$m
50.7
38.2
33%
Non-sustaining
expenditure
US$m
—
—
—%
Total capital expenditure
US$m
50.7
38.2
33%
Gold production decreased by 4% to 122,500oz in the March quarter from 127,200oz in the December quarter due to lower realised yield.
Realised yield decreased by 3% to 1.11g/t in the March quarter from
1.15g/t in the December quarter due to higher volumes of stockpile processed in the March quarter. In the March quarter, 1.4Mt stockpiles at 0.74g/t were processed compared with 1.2Mt at 0.80g/t in the
December quarter.
Stockpile balance at the end of the March quarter was 8.9Mt at an average grade of 0.85g/t compared to 9.9Mt at an average grade of
0.83g/t at the end of the December quarter.
Total tonnes mined, including capital waste stripping, decreased by 2%
to 21.4Mt tonnes in the March quarter from 21.9Mt in the December quarter. Ore mined decreased by 18% to 2.4Mt in the March quarter from 2.9Mt in December quarter in line with the plan. Capital waste decreased by 8% to 12.9Mt in the March quarter from 14.0Mt in the
December quarter in line with the planned mining sequence. Operational waste increased by 24% to 6.1Mt in the March quarter from 4.9Mt in
December quarter due to increased focus on waste mining to expose ore.
All-in cost increased by 19% to US$1,190/oz in the March quarter from
US$996/oz in the December quarter due to higher cost of sales before amortisation and depreciation, higher capital expenditure and lower ounces sold.
Capital expenditure increased by 33% to US$50.7m in the March quarter from US$38.2m in the December quarter due to higher capital waste expenditure as a result of higher mining unit cost rates, partially offset by lower capital waste tonnes mined, higher tailings storage and timing of other capital expenditure.
Damang
March
2021
    Dec
  2020
           %
Variance
000
Ore mined
tonnes
2,071
2,204
(6)%
000
Waste (Capital)
tonnes
—
—
—%
000
Waste (Operational)
tonnes
4,050
5,254
(23)%
000
Total waste mined
tonnes
4,050
5,254
(23)%
000
Total tonnes mined
tonnes
6,121
7,458
(18)%
Strip ratio
waste/ore
1.96
2.38
(18)%
Grade mined
g/t
1.63
1.81
(10)%
Gold mined
000’oz
108.2
128.0
(15)%
000
Tonnes milled
tonnes
1,183
1,205
(2)%
Yield
g/t
1.88
1.89
—%
Gold produced
000’oz
71.7
73.3
(2)%
Gold sold
000’oz
71.7
73.3
(2)%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
733
824
(11)%
AIC
US$/oz
791
824
(4)%
Sustaining capital
expenditure
US$m
2.6
4.9
(47)%
Non-sustaining
expenditure
US$m
2.5
—
100%
Total capital expenditure
US$m
5.1
4.9
4%
Gold production decreased by 2% to 71,700oz in the March quarter from
73,300oz in the December quarter mainly due to lower mill throughput and yield. Yield decreased marginally to 1.88g/t in the March quarter from 1.89g/t in the December.
Total tonnes mined decreased by 18% to 6.1Mt tonnes in the March quarter from 7.5Mt in the December quarter in line with the plan. Ore tonnes mined decreased by 6% to 2.1Mt tonnes in the March quarter from 2.2Mt in the December quarter.
In the March quarter, ore tonnes mined remained higher than tonnes processed with preferential processing of higher grade ore and stockpiling of lower grade material. This is in line with the mining sequence as per the Damang Reinvestment Project (DRP).
Gold mined decreased by 15% to 108.2koz in the March quarter from
128.0koz in the December quarter due to lower ore tonnes and lower grade mined.
Mined grade decreased by 10% to 1.63/t in the March quarter from
1.81g/t in the December quarter due to mining in the slightly lower grade portion of the orebody in the far northern and southern portions of the pit in the March quarter to expose relatively better grades in the lower benches for the second half of 2021.
All-in cost decreased by 4% to US$791/oz in the March quarter from
US$824/oz in the December quarter mainly due to lower cost of sales before amortisation and depreciation resulting from lower operating tonnes mined, partially offset by higher capital expenditure and lower ounces sold.
Sustaining capital expenditure decreased by 47% to US$2.6m in the
March quarter from US$4.9m in the December quarter due to timing of expenditure. Non-sustaining capital expenditure increased from nil in the December quarter to US$2.5m in the March quarter due to expenditure incurred on the stage 3 construction of the Far East Tailings
Storage Facility (FETSF).

Gold Fields Operational Update
March Quarter
2021
8
Revised guidance
Post quarter end the development of the Huni Pit at Damang was approved, which adds incremental production to the project and provides flexibility on the mining front. Total cost is US$43m, with approximately
US$15m to be incurred in 2021. As a result the original guidance for
Damang is revised as follows:
•   Growth capital expenditure – US$25m, original guidance US$10m;
and
•   Total all-in cost – US$840/oz, original guidance US$790/oz.
The remainder of the guidance numbers remain unchanged.
Asanko (Equity accounted Joint Venture)
All figures in table on a 100 per cent basis
March
2021
    Dec
  2020
           %
Variance
000
Ore mined
tonnes
1,841
1,964
(6)%
000
Waste (Capital)
tonnes
258
1,175
(78)%
000
Waste (Operational)
tonnes
9,294
10,597
(12)%
000
Total waste mined
tonnes
9,552
11,772
(19)%
000
Total tonnes mined
tonnes
11,393
13,736
(17)%
Strip ratio
waste/ore
5.2
6.0
(13)%
Grade mined
g/t
1.30
1.42
(8)%
Gold mined
000’oz
76.7
89.4
(14)%
000
Tonnes milled
tonnes
1,444
1,438
—%
Yield
g/t
1.29
1.42
(9)%
Gold produced
000’oz
60.0
65.6
(8)%
Gold sold
000’oz
62.9
60.7 4%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
1,158
1,174
(1)%
AIC
US$/oz
1,323
1,418
(7)%
Sustaining capital
expenditure
US$m
3.7
9.7
(62)%
Non-sustaining
expenditure
US$m
7.6
12.5
(39)%
Total capital expenditure
US$m
11.3
22.2
(49)%
Gold production decreased by 8% to 60,000oz (100% basis) in the
March quarter from 65,600oz (100% basis) in the December quarter mainly due to lower yield. Yield decreased by 9% to 1.29g/t in the March
South America region
Peru
Cerro Corona
March
2021
    Dec
  2020
           %
Variance
000
Ore mined
tonnes
000
Waste mined
tonnes
000
Total tonnes mined
tonnes
Grade mined – gold
g/t
Grade mined – copper
per cent
Gold mined
000’oz
000
Copper mined
tonnes
000
Tonnes milled
tonnes
Gold recovery
per cent
Copper recovery
per cent
Yield – Gold
g/t
– Copper
per cent
– Combined
eq g/t
Gold produced
000’oz
Copper produced
tonnes
Total equivalent gold
000’
produced
eq oz
Total equivalent gold
000’
sold
eq oz
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
US$/
AISC
eq oz
AIC US$/oz
US$/
AIC
eq oz
Sustaining capital
expenditure
US$m
Non-sustaining
expenditure
US$m
Total capital expenditure
US$m
1,099
1,343
(18)%
4,995
3,975
26%
6,094
5,319
15%
0.86
0.96
(10)%
0.48
0.47
2%
30.5
41.5
(26)%
5,241
6,265
(16)%
1,635
1,680
(3)%
57.40
59.12
(3)%
85.91
87.20
(1)%
0.40
0.48
(18)%
0.35
0.37
(3)%
0.88
0.89
(1)%
20.0
25.0
(20)%
5,559
5,895
(6)%
46.4
47.9
(3)%
52.6
51.9
1%
136
513
(73)%
1,067
1,220
(13)%
358
834
(57)%
1,160
1,392
(17)%
2.2
9.6
(77)%
4.6
8.4
(45)%
6.8
18.0
(62)%
As communicated at the end of the December 2020 quarter, Cerro quarter from 1.42g/t in the December quarter.
Total tonnes mined decreased by 17% to 11.4Mt tonnes in the March quarter from 13.7Mt in the December quarter. Waste tonnes mined decreased by 19% to 9.6Mt tonnes in the March quarter from 11.8Mt in the December quarter. In the December quarter, the focus was on waste mining in order to expose ore. Ore tonnes mined decreased by 6% to
1.8Mt tonnes in the March quarter from 2.0Mt in the December quarter due to depletion of the Akwasiso cut 2 pit.
All-in cost decreased by 7% to US$1,323/oz in the March quarter from
US$1,418/oz in the December quarter due to lower capital expenditure and higher gold sold, partially offset by higher cost of sales before amortisation and depreciation.
Sustaining capital expenditure decreased by 62% to US$3.7m in the
March quarter from US$9.7m in the December quarter mainly due to timing of expenditure. Non-sustaining capital expenditure decreased by
39% to US$7.6m in the March quarter from US$12.5m in the December quarter due to timing of expenditure on the Tetrem relocation project
(Tetrem RAP) as the project comes to conclusion.
Corona commenced with a waste recovery plan to mitigate the
COVID-19 impacts during 2020 which includes the recovery of about
9Mt delayed tonnes. The recovery will take place over the next 3 years, at a rate of about 3Mt per year of accelerated stripping. The waste recovery plan, although implemented, was not fully achieved during the
March quarter due to the impact of the 2nd wave of COVID-19 as well as the impact of the abnormally high rainy season.

Gold equivalent production decreased by 3% to 46,400oz in the March quarter from 47,900oz in the December quarter due to a lower gold grade and a lower gold recovery as a result of different metallurgical conditions.

Total tonnes mined increased by 15% to 6.1Mt tonnes in the March quarter from 5.3Mt in the December quarter mainly due to an increase in waste tonnes mined of 26% to 5.0Mt tonnes in the March quarter from
4.0Mt in the December quarter. This is line with the waste recovery plan implemented at the end of 2020, through the employment of additional mining fleet and equipment (total of 45 trucks, 6th shovel and 6th drill-
rig on site). Ore tonnes mined decreased by 18% to 1.1Mt tonnes in the March quarter from 1.3Mt in the December quarter with focus directed at catching up of waste tonnes delayed in 2020 as a result of the COVID-19 restrictions.

Gold Fields Operational Update
March Quarter
2021
9

expenditure, partially offset by higher cost of sales before amortisation and depreciation and lower gold ounces sold. All-in cost per equivalent ounce decreased by 17% to US$1,160 per equivalent ounce in the
March quarter from US$1,392 per equivalent ounce in the December quarter due to lower capital expenditure and higher equivalent ounces sold in the March quarter compared to the December quarter, partially offset by higher cost of sales before amortisation and depreciation.
Unplanned COVID-19 related expenditure amounted to US$3m during the March quarter.
Capital expenditure decreased by 62% to US$6.8m in the March quarter from US$18.0m in the December quarter mainly due to reduced activities during the rainy season.

in exploration, a US$27.6m investment in working capital and a credit of US$9.7m from the realised portion of the FX hedge. Encouragingly, the detailed engineering was completed in January and pending work is being tracked through a punch list. Relocation of Chinchilla remains on hold and we continue to work with the authorities around a revised plan. The team continues to monitor the two Chinchilla that had already been relocated.
Construction progressed 7.7% during the quarter, bringing the overall contractors started construction in January 2021 with pre-cast concrete, in situ concrete and steel structure installation in progress. Installation of to plan. Fabrication of thickeners 2, 6 & 7 was completed during the quarter and transportation to site has commenced. The water system contract was awarded during March 2021.
Pre-stripping of the Brecha Principal pit started on 6 January 2021, nine days earlier than planned. Volumes continued to track ahead of plan during the quarter, with 1.8Mt moved by the end of March compared to the planned 1.35Mt.
The team remains focused on exploring the greater district, with
US$7.6m spent on district exploration during the March quarter. A total of 8,580 metres were drilled, slightly more than planned.
AIC
A$/oz
1,160
18%
Gold production decreased by 12% to 94,000oz in the March quarter from 106,400oz in the December quarter due to decreased tonnes processed during the March quarter.
Waste tonnes mined at the underground mines increased by 10% to
183,000t in the March quarter from 167,000t in the December quarter, with higher development rates achieved at Hamlet North.
Operational waste tonnes mined in the open pits decreased by 16% to
627,000t in the March quarter from 751,000t in the December quarter, in accordance with the mine plan.
1,370
Gold yield decreased by 18% to 0.40g/t in the March quarter from 0.48g/t in the December quarter. This is mainly due to a decrease in gold grade mined of 10%, the processing of about 0.5Mt of low grade stockpiles and lower recovery due to the mining of different metallurgical domains.
The copper yield decreased by 3% to 0.35% in the March quarter from
0.37% in the December quarter mainly due to lower copper head grade and lower recovery in the March quarter.
Australia region
St Ives
March
Dec
%
2021
2020
Variance
Underground
000
All-in cost per gold ounce decreased by 57% to US$358/oz in the March
Ore mined
tonnes
446
428
4%
quarter from US$834/oz in the December quarter driven by higher by-
product credits resulting from the higher copper price and lower capital
Waste mined
000
tonnes
183
167
10%
Salares Norte
Total waste mined
000
tonnes
1,459
1,634
(11)%
Salares Norte maintained its positive momentum and continued to track
000
ahead of the project schedule during Q1 2021. US$86.9m was spent on
Total tonnes mined
tonnes
1,871
2,080
(10)%
the project during the quarter, comprising US$58.6m in capex, US$7.6m
Grade mined
g/t
2.33
2.74
(15)%
construction progress at the end of March to 23.3%, ahead of the planned 18.8%. Camp construction was completed three months
ahead of schedule and included an additional module to accommodate
Total tonnes mined
000
tonnes
2,500
2,676
(7)%
COVID-19 restriction measures and allow for distancing of employees.
Total gold mined
000’oz
104.4
110.1
(5)%
The plant office complex progressed to 90%, two months ahead of the
000
plan, and the plant canteen became fully operational on 1 April.
Tonnes milled
tonnes
1,027
1,180
(13)%
Most of the mass earthworks were completed during the March quarter
Yield – underground
g/t
4.57
4.26
7%
with minor works remaining in Q2 2021. The main plant and truck shop
Yield – surface
g/t
1.57
1.64
(5)%
the Primary crusher wall has commenced and the filter plant earthworks are ongoing. Pre-cast installation at the grinding, stockpile, leaching and CIP areas continues to plan and the contractor has commenced the structural steel installation at the grinding area. The HME workshop contractor has begun the structural steel installation which is progressing
US$/oz
1,058
843
25%
Sustaining capital
A$m
22.6
23.7
(5)%
expenditure
US$m
17.4
17.2
1%
Non-sustaining capital
A$m
3.6
4.1
(12)%
expenditure
US$m
2.8
3.0
(7)%
Total capital
A$m
26.2
27.8
(6)%
expenditure
US$m
20.2
20.2
—%
Grade mined
g/t
Gold mined
000’oz
Surface
000
Ore mined
tonnes
000
5.13
73.6
412
5.15
—%
70.9
4%
446
(8)%
Surface waste (Capital)
tonnes
832
883
(6)%
Surface waste
(Operational)
000
tonnes
627
751
(16)%
Yield – combined
g/t
2.85
2.80
2%
Gold produced
000’oz
94.0
106.4
(12)%
Gold sold
000’oz
AISC – revised
A$/oz
interpretation guidance
(WGC November 2018)
US$/oz
88.6
1,329
1,027
109.8
(19)%
1,123
18%
816
26%
000
Total tonnes mined
tonnes
629
596
6%
Gold mined
000’oz
waste/
30.8
39.2
(21)%
Strip ratio
ore
3.5
3.7
(3)%
Total (Underground
and Surface)
000
Total ore mined
tonnes
858
874
(2)%
Total grade mined
g/t
3.78
3.92
(3)%

Gold Fields Operational Update
March Quarter
2021
10
Surface mined grade decreased by 15% to 2.33g/t in the March quarter from 2.74g/t in the December quarter with lower grade ore sourced from
Neptune stage 5 pit during the March quarter.
Throughput at Lefroy mill decreased by 13% to 1,027kt in the
March quarter from 1,180kt in the December quarter, with a planned maintenance shutdown and a reduction in draw-down of stockpiles to supplement production during the March quarter.
All-in cost increased by 18% to A$1,370/oz (US$1,058/oz) in the March quarter from A$1,160/oz (US$843/oz) in the December quarter mainly due to decreased gold sold, partially offset by lower capital expenditure.
Capital expenditure decreased by 6% to A$26.2m (US$20.2m) in the
March quarter from A$27.8m (US$20.2m) in the December quarter with decreased expenditure on mine infrastructure during the March quarter. Non-sustaining capital expenditure decreased by 12% to
A$3.6m (US$2.8m) in the March quarter from A$4.1m (US$3.0m) in the
December quarter due to decreased near mine exploration drilling in the March quarter.
Agnew
March
2021
    Dec
  2020
           %
Variance
000
Underground ore mined
tonnes
Underground waste
000
mined tonnes
000
Total tonnes mined
tonnes
Grade mined –
underground
g/t
Gold mined
000’oz
000
Tonnes milled
tonnes
Yield
g/t
Gold produced
000’oz
Gold sold
000’oz
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
US$/oz
AIC
A$/oz
US$/oz
Sustaining capital
expenditure
A$m
US$m
Non-sustaining capital
expenditure
A$m
US$m
Total capital expenditure
A$m
US$m
258
296
(13)%
239
170
40%
497
466
7%
6.12
6.89
(11)%
50.8
65.5
(22)%
297
324
(8)%
5.33
6.26
(15)%
50.9
65.3
(22)%
47.9
69.6
(31)%
1,645
1,226
34%
1,271
893
42%
1,812
1,244
46%
1,400
907
54%
13.9
13.2 5%
10.8
9.7
10%
8.0
1.2
567%
6.2
1.0
520%
21.9
14.4
52%
17.0
10.7
59%
Gold production decreased by 22% to 50,900oz in the March quarter from 65,300oz in the December quarter due to decreased tonnes milled and grade of ore mined and processed during the March quarter.
Ore mined decreased by 13% to 258,000t in the March quarter from
296,000t in the December quarter, with focus during the March quarter on development of the Kath orebody at Waroonga and the Sheba ore body at New Holland resulting in a 40% increase in waste tonnes mined of 239,000t in the March quarter from 170,000t in the December quarter.
This horizontal and vertical development sets the mine up to deliver higher ore tonnes for the remainder of the year.
Mined grade decreased by 11% to 6.12g/t in the March quarter from
6.89g/t in the December quarter, with lower grade material mined at
New Holland, in accordance with the mine plan.
Yield was impacted by the lower grade of ore mined, decreasing by 15%
to 5.33g/t in the March quarter from 6.26g/t in the December quarter.
All-in cost increased by 46% to A$1,812/oz (US$1,400/oz) in the March quarter from A$1,244/oz (US$907/oz) in the December quarter due to lower gold sold and increased capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.
Total capital expenditure increased by 52% to A$21.9m (US$17.0m)
in the March quarter from A$14.4m (US$10.7m) in the December quarter. Non-sustaining capital expenditure increased by 567% to
A$8.0m (US$6.2m) in the March quarter from A$1.2m (US$1.0m)
in the December quarter with development under way to access the
Kath Lower and Sheba Extension ore bodies as well as a ramp up of exploration activities at the Redeemer Complex.
Granny Smith
March
    Dec
  2020
           %
Variance
2021
000
Underground ore mined
tonnes
Underground waste
000
mined tonnes
000
Total tonnes mined
tonnes
Grade mined –
underground
g/t
Gold mined
000’oz
000
Tonnes milled
tonnes
Yield
g/t
Gold produced
000’oz
Gold sold
000’oz
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
US$/oz
AIC
A$/oz
US$/oz
Sustaining capital
expenditure
A$m
US$m
Non-sustaining capital
expenditure
A$m
US$m
Total capital expenditure
A$m
US$m
395
424
(7)%
187
165
13%
582
589
(1)%
5.04
5.28
(4)%
64.1
72.0
(11)%
385
417
(8)%
4.65
4.96
(6)%
57.6
66.4
(13)%
57.1
68.8
(17)%
1,482
1,413
5%
1,145
1,023
12%
1,618
1,463
11%
1,250
1,062
18%
11.1
18.9
(41)%
8.6
13.7
(37)%
7.8
3.4
129%
6.0
2.7
124%
18.9
22.3
(15)%
14.6
16.3
(11)%
Gold production decreased by 13% to 57,600oz in the March quarter from 66,400oz in the December quarter due to decreased tonnes milled, as well as lower grades of ore mined and processed.
Underground waste mined increased by 13% to 187,000t in the March quarter from 165,000t in the December quarter with 677 meters advanced at the second decline during the March quarter (December quarter – 113 meters).
Gold mined decreased by 11% to 64,100oz in the March quarter from
72,000oz in the December quarter. The decrease in gold mined was mainly due to a 7% decrease in underground ore mined, as a result of paste fill sequence delays in Zones 110 and 120.
All-in cost increased by 11% to A$1,618/oz (US$1,250/oz) in the March quarter from A$1,463/oz (US$1,062/oz) in the December quarter due to a decrease in gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.
Capital expenditure decreased by 15% to A$18.9m (US$14.6m)
in the March quarter from A$22.3m (US$16.3m) in the December quarter. Sustaining capital expenditure decreased by 41% to A$11.1m
(US$8.6m) in the March quarter from A$18.9m (US$13.7m) in the
December quarter due to reduced capital works expenditure and a focus on the development of the second decline in the March quarter which is included as non-sustaining. Non-sustaining capital expenditure increased by 129% to A$7.8m (US$6.0m) in the March quarter from
A$3.4m (US$2.7m) in the December quarter due to increased
development at the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.

Gold Fields Operational Update
March Quarter
2021
11
March
2021
    Dec
  2020
           %
Variance
Gruyere
Mine physicals in table on a 100 per cent basis
000
Ore mined
tonnes
1,946
2,268
(14)%
000
Waste (Capital)
tonnes
6,227
5,656
10%
000
Waste (Operational)
tonnes
99
407
(76)%
000
Total waste mined
tonnes
6,325
6,063
4%
000
Total tonnes mined
tonnes
8,271
8,331
(1)%
Grade mined
g/t
1.07
1.18
(9)%
Gold mined
000’oz
67.2
86.4
(22)%
waste/
Strip ratio
ore
3.3
2.7
22%
000
Tonnes milled
tonnes
2,116
2,106
—%
Yield
g/t
0.97
1.05
(7)%
Gold produced
000’oz
66.2
70.8
(6)%
Gold sold
000’oz
64.4
69.2
(7)%
AISC – revised
A$/oz
1,382
1,324
4%
interpretation guidance
(WGC November 2018)
US$/oz
1,068
960
11%
AIC
A$/oz
1,385
1,340
3%
US$/oz
1,070
971
10%
Sustaining capital
A$m
14.1
11.7
20%
expenditure – 50% basis
US$m
10.9
8.4
29%
Non-sustaining capital
A$m
0.1
0.6
(81)%
expenditure – 50% basis
US$m
0.1
0.4
(79)%
Total capital expenditure –
A$m
14.2
12.3
16%
50% basis
US$m
11.0
8.8
24%
Gold production decreased by 6% to 66,200oz in the March quarter from 70,800oz in the December quarter due to decreased grade of ore mined and processed.
Ore tonnes mined decreased by 14% to 1.95Mt in the March quarter from 2.27Mt in the December quarter with a greater portion of capital waste material mined during the quarter.
Capital waste mined increased by 10% to 6.23Mt tonnes in the March quarter from 5.66Mt in the December quarter with increased pre-strip activities at Stages 2 and 3 of the pit.
Operational waste mined decreased by 76% to 99Kt in the March quarter from 407Kt in the December quarter with focus during the quarter on pre-stripping of Stages 2 and 3.
Grade mined decreased by 9% to 1.07g/t in the March quarter from
1.18g/t in the December quarter in accordance with the mine plan.
Gold mined was impacted by the reduction in ore tonnes mined and lower grades, decreasing by 22% to 67,200oz in the March quarter from
86,400oz in the December quarter.
All-in cost increased by 3% to A$1,385/oz (US$1,070/oz) in the March quarter from A$1,340/oz (US$971/oz) in the December quarter due to lower gold sold and higher capital expenditure, partially offset by lower cost of sale before amortisation and depreciation.
Capital expenditure (on a 50% basis) increased by 15% to A$14.2m
(US$11.0m) in the March quarter from A$12.3m (US$8.8m) in the
December quarter reflecting increased development at Stages 2 and
3 of the pit.

Gold Fields Operational Update
March Quarter
2021
12
Underground and surface
Total Mine
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
operations
including
equity
Ghana
Peru
Australia
accounted
Imperial ounces with metric tonnes
Joint
South
Asanko
#
Cerro
Granny
Gruyere
and grade
Venture
Deep
Total
Tarkwa Damang
45%
Corona
Total
St Ives Agnew
Smith
50%
Tonnes mined
March 2021
1,446
346
—
—
—
—
—
1,100
446
258
395
—
(000 tonnes)*
Dec 2020
1,452
304
—
—
—
—
—
1,148
428
296
424
—
– underground ore
March 2020
1,398
275
—
—
—
—
—
1,123
358
348
418
—
March 2021
648
39
—
—
—
—
—
609
183
239
187
—
– underground waste
Dec 2020
547
45
—
—
—
—
—
502
167
170
165
—
March 2020
547
8
—
—
—
—
—
539
230
186
123
—
March 2021
7,789
—
5,305
2,405
2,071
828
1,099
1,385
412
—
—
973
– surface ore
Dec 2020
8,933
—
6,010
2,922
2,204
884
1,343
1,580
446
—
—
1,134
March 2020
9,265
—
4,919
3,319
740
860
2,795
1,552
633
—
—
919
March 2021
9,883
385
5,305
2,405
2,071
828
1,099
3,093
1,041
497
582
973
– total
Dec 2020
10,932
349
6,010
2,922
2,204
884
1,343
3,231
1,041
466
589
1,134
March 2020
11,211
283
4,919
3,319
740
860
2,795
3,214
1,221
534
540
919
Grade mined
March 2021
5.4
5.6
—
—
—
—
—
5.3
5.1
6.1
5.0
—
(grams per tonne)
Dec 2020
5.8
6.3
—
—
—
—
—
5.6
5.1
6.9
5.3
—
– underground ore
March 2020
5.1
5.9
—
—
—
—
—
5.0
4.7
4.8
5.4
—
March 2021
1.4
—
1.5
1.5
1.6
1.3
0.9
1.4
2.3
—
—
1.1
– surface ore
Dec 2020
1.5
—
1.6
1.5
1.8
1.4
1.0
1.6
2.7
—
—
1.2
March 2020
1.2
—
1.4
1.3
1.4
1.5
0.8
1.3
1.6
—
—
1.1
March 2021
2.0
5.1
1.5
1.5
1.6
1.3
0.9
3.2
3.8
6.1
5.0
1.1
– total
Dec 2020
2.0
5.5
1.6
1.5
1.8
1.4
1.0
3.3
3.9
6.9
5.3
1.2
March 2020
1.7
5.7
1.4
1.3
1.4
1.5
0.8
2.8
2.7
4.8
5.4
1.1
Gold mined
March 2021
251.1
62.6
—
—
—
—
—
188.5
73.6
50.8
64.1
—
(000 ounces)*
Dec 2020
269.9
61.6
—
—
—
—
—
208.4
70.9
65.5
72.0
—
– underground ore
March 2020
231.0
52.1
—
—
—
—
—
178.9
53.5
53.3
72.1
—
March 2021
350.3
—
255.3
112.6
108.2
34.5
30.5
64.4
30.8
—
—
33.6
– surface ore
Dec 2020
436.7
—
312.8
144.6
128.0
40.2
41.5
82.4
39.2
—
—
43.2
March 2020
349.9
—
214.3
137.9
33.6
42.8
71.3
64.4
33.2
—
—
31.2
March 2021
601.4
62.6
255.3
112.6
108.2
34.5
30.5
253.0
104.4
50.8
64.1
33.6
– total
Dec 2020
706.6
61.6
312.8
144.6
128.0
40.2
41.5
290.8
110.1
65.5
72.0
43.2
March 2020
581.0
52.1
214.3
137.9
33.6
42.8
71.3
243.3
86.7
53.3
72.1
31.2
Ore milled/treated
March 2021
1,482
362
—
—
—
—
—
1,120
437
297
385
—
(000 tonnes)
Dec 2020
1,588
324
—
—
—
—
—
1,264
523
324
417
—
– underground ore
March 2020
1,429
291
—
—
—
—
—
1,138
388
322
429
—
March 2021
26
26
—
—
—
—
—
—
—
—
—
—
– underground waste
Dec 2020
37
37
—
—
—
—
—
—
—
—
—
—
March 2020
5
5
—
—
—
—
—
—
—
—
—
—
March 2021
8,870
318
5,269
3,436
1,183
650
1,635
1,648
590
—
—
1,058
– surface ore
Dec 2020
9,074
380
5,304
3,452
1,205
647
1,680
1,710
657
—
—
1,053
March 2020
8,913
250
5,259
3,479
1,150
630
1,675
1,729
766
—
—
963
March 2021
10,378
707
5,269
3,436
1,183
650
1,635
2,767
1,027
297
385
1,058
– total
Dec 2020
10,700
741
5,304
3,452
1,205
647
1,680
2,974
1,180
324
417
1,053
March 2020
10,346
546
5,259
3,479
1,150
630
1,675
2,867
1,154
322
429
963
Yield
March 2021
4.9
5.0
—
—
—
—
—
4.8
4.6
5.3
4.7
—
(Grams per tonne)
Dec 2020
5.2
5.8
—
—
—
—
—
5.0
4.3
6.3
5.0
—
– underground ore
March 2020
4.9
6.4
—
—
—
—
—
4.6
4.2
4.6
4.8
—
March 2021
1.2
0.1
1.3
1.1
1.9
1.3
0.9
1.2
1.6
—
—
1.0
– surface ore
Dec 2020
1.2
0.1
1.3
1.1
1.9
1.4
0.9
1.3
1.6
—
—
1.0
March 2020
1.1
0.1
1.1
1.1
1.0
1.5
1.2
1.3
1.6
—
—
1.0
March 2021
1.7
2.6
1.3
1.1
1.9
1.3
0.9
2.6
2.8
5.3
4.7
1.0
– combined
Dec 2020
1.8
2.6
1.3
1.1
1.9
1.4
0.9
2.9
2.8
6.3
5.0
1.0
March 2020
1.7
3.5
1.1
1.1
1.0
1.5
1.2
2.6
2.5
4.6
4.8
1.0
Gold produced
March 2021
231.5
58.6
—
—
—
—
—
172.9
64.3
50.9
57.6
—
(000 ounces)*
Dec 2020
263.3
60.0
—
—
—
—
—
203.3
71.6
65.3
66.4
—
– underground ore
March 2020
226.3
59.7
—
—
—
—
—
166.5
52.6
47.4
66.6
—
March 2021
331.4
1.1
221.1
122.5
71.7
27.0
46.4
62.8
29.7
—
—
33.1
– surface ore
Dec 2020
349.7
1.6
230.1
127.2
73.3
29.5
47.9
70.1
34.7
—
—
35.4
March 2020
327.5
0.9
193.9
127.1
36.9
29.8
62.3
70.4
40.6
—
—
29.8
March 2021
562.9
59.7
221.1
122.5
71.7
27.0
46.4
235.7
94.0
50.9
57.6
33.1
– total
Dec 2020
613.0
61.5
230.1
127.2
73.3
29.5
47.9
273.4
106.4
65.3
66.4
35.4
March 2020
553.8
60.6
193.9
127.1
36.9
29.8
62.3
236.9
93.1
47.4
66.6
29.8
Cost of sales before gold
inventory change and
amortisation and depreciation
March 2021
133
169
—
—
—
—
—
121
101
142
127
—
(dollar per tonne)
Dec 2020
115
166
—
—
—
—
—
101
79
123
111
—
– underground
March 2020
117
206
—
—
—
—
—
94
79
114
93
—
– surface
Dec 2020
27
19
30
19
50
43
26
21
25
—
—
18
March 2020
27
6
30
24
40
42
25
25
32
—
—
19
– total
Dec 2020
40
91
30
19
50
43
26
55
49
123
111
18
March 2020
40
114
30
24
40
42
25
52
48
114
93
19
*   Excludes surface material at South Deep.
#
  Includes only 45% of Asanko (Equity Accounted JV).
March 2021
27
17
30
21
45
45
25
25
32
—
—
21
March 2021
43
101
30
21
45
45
25
64
61
142
127
21

Gold Fields Operational Update
March Quarter
2021
13
Certain forward-looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and
Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•   changes in the market price of gold, and to a lesser extent copper and silver;
•   material changes in the value of Rand and non-U.S. Dollar currencies;
•   difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
•   the ability of the Group to comply with requirements that it provide benefits to affected communities;
•   the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•   court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•   the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
•   the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•   the success of the Group’s business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
•   changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
•   supply chain shortages and increases in the prices of production imports;
•   changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•   the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•   loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
Persons in management positions;
•   power cost increases as well as power stoppages, fluctuations and usage constraints;
•   regulation of greenhouse gas emissions and climate change;
•   high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•   the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
•   the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•   the occurrence of future acid mine drainage related pollution;
•   geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•   economic, political or social instability in the countries where Gold Fields operates;
•   downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
•   reliance on outside contractors to conduct some of its operations;
•   ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•   the inability to modernise operations and remain competitive within the mining industry;
•   the effects of regional re-watering at South Deep;
•   the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
•   actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•   the occurrence of labour disruptions and industrial actions;
•   the adequacy of the Group’s insurance coverage;
•   financial flexibility could be limited by South African exchange control regulations;
•   difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•   the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•   the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
•   the identification of a material weakness in disclosure and internal controls over financial reporting;
•   difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•   liquidity risks in trading ordinary shares on JSE Limited;
•   Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•   shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

Gold Fields Operational Update
March Quarter
2021
14
Administration and corporate information
Corporate secretary
Anré Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email: anré.weststrate@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000
Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 866 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa Proprietary
Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Group
The Registry
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300
If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate.
Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com
Listings
JSE / NYSE / GFI
CA Carolus† (Chair) CI Griffith• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer)
A Andani
#†
PJ Bacchus
*†
TP Goodlace
†
C Letton
^†
PG Sibiya
†
SP Reid
^†
YGH Suleman
†
^ Australian * British
#
Ghanaian
†
Independent Director • Non-independent Director

www.goldfields.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 6 May 2021
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer